

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 18, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BP Capital Markets America Inc., under the Exchange Act of 1934.

- 3.588% Guaranteed Notes due 2027

- 3.017% Guaranteed Notes due 2027

- 3.119% Guaranteed Notes due 2026

- 3.224% Guaranteed Notes due 2024

- 3.216% Guaranteed Notes due 2023

- 2.750% Guaranteed Notes due 2023

- 2.520% Guaranteed Notes due 2022

- 3.245% Guaranteed Notes due 2022

- 2.112% Guaranteed Notes due 2021

- 4.742% Guaranteed Notes due 2021

- 4.50% Guaranteed Notes due 2020

- Floating Rate Guaranteed Notes due 2022

Sincerely,

An Intercontinental Exchange Company